SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______ to ______

Commission file number 1-8787

Full title of the Plan:

COMMOLOCO THRIFT PLAN

Name of the issuer of the securities held pursuant to the Plan
and the address of its principal executive office:

AMERICAN INTERNATIONAL GROUP, INC.
70 Pine Street
New York, N.Y. 10270

CommoLoCo Thrift Plan

Financial Statements
December 31, 2003 and 2002
Supplemental Schedule
December 31, 2003

Page(s)

Report of Independent Registered Public Accounting Firm

To the Participant and Administrator of
CommoLoCo Thrift Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of CommoLoCo Thrift Plan (the "Plan") at December 31, 2003 and December 31, 2002, and the changes in net assets available for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, NY
June 22, 2004

CommoLoCo Thrift Plan
Statements of Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002

	2003	2002
Assets		
Investments, at fair value		
Invesco Balanced Fund	$ -	$ 40
Invesco 500 Index Trust Fund	-	545
AIM International Growth Fund	-	136
Brazos Small Growth Fund	4	135
T Rowe Price Small Cap Stock Fund	-	136
Vanguard Prime Cap Fund	1,189	-
Janus Small Cap Value Fund Institutional Shares	54	-
SunAmerica Value Fund	8	-
Templeton Foreign Fund	45	-
Vanguard 500 Index Fund Investor Shares	2,068	-
Vanguard Prime Money Market Fund	14,004	-
Vanguard Total Bond Market Index Fund	8,411	-
Vanguard Wellington Fund Investor Shares	55	-
Vanguard Windsor Fund	40	-
	25,878	992
American General Stable Value Fund, at contract value	-	946,616
AIG Stable Value Fund, at contract value	1,126,480	-
American International Group Stock Fund, at fair value	268,085	277,661
Participant Loans	111,148	138,807
Total Investments	1,531,591	1,364,076
Contributions receivable		
Participants	4,486	3,712
Employer	3,347	2,870
	7,833	6,582
Net assets available for benefits	$ 1,539,424	$ 1,370,658

The accompanying notes are an integral part of these financial statements.

CommoLoCo Thrift Plan
Statements of Changes in Net Assets Available for Benefits
Period Ended December 31, 2003 and 2002

	2003	2002
Additions		
Additions to net assets attributable to:		
Investment income		
Net appreciation/(depreciation) in fair value of investments (see Note 3)	$ 72,713	$ (117,183)
Interest income	11,054	1,842
Dividends	1,224	612
Interest on loans to participants	5,952	10,608
Investment income/(loss)	90,943	(104,121)
Contributions		
Participants	150,558	358,472
Employers	114,768	116,901
	265,326	475,373
Total additions	356,269	371,252
Deductions		
Deductions from net assets attributable to:		
Distributions to plan participants	187,503	714,757
Expenses	-	1,954
Total deductions	187,503	716,711
Net increase/(decrease)	168,766	(345,459)
Net assets available for benefits		
Beginning of year	1,370,658	1,716,117
End of year	$ 1,539,424	$ 1,370,658

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

General
The CommoLoCo Thrift Plan ("the Plan") was established on July 1, 2001. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Copies are available from the Plan administrator.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is offered to eligible employees of CommoLoCo, Inc., a wholly owned subsidiary of the American General Finance, Inc., which is a wholly owned subsidiary of American General Corporation and ultimately American International Group Inc., (the "Company"). Salaried and certain regular employees, who are residents of Puerto Rico, are eligible to participate in the Plan upon their employment commencement date. Non-salaried employees who have completed 1,000 hours of service in one service year are eligible to participate in the Plan. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code") and Section 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994, as amended.

Effective April 15, 2002, the Bank and Trust of Puerto Rico replaced Citibank, N.A. as trustee of the Plan.

Effective January 1, 2002, all company contributions funded after December 31, 2001 were invested according to the participant's investment elections for future contributions rather than in AIG common stock. In addition, participants were allowed to reallocate at any time all Company contributions, made prior to December 31, 2001, into any of the investment offered by the Plan.

Effective January 1, 2003, the Vanguard Group replaced Invesco Retirement Plan Services Company, a subsidiary of AMVESCAP, as Recordkeeper for the Plan.

Substantially all of the costs of administering the Plan are paid by the Company.

The Plan's investments are held in a bank-administered trust fund.

Participant Accounts
Each participant's account is credited with the participant's and Company's contributions and an allocation of Plan earnings. Allocation of Plan earnings is based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions
Participants may contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay. Participants may also make additional pretax contributions in an amount ranging from one to ten percent of base pay. All contributions are subject to the contribution limitations discussed below. The Company contributes an amount equal to 100 percent of the first three percent of the participant's basic contribution, plus 50 percent of the next three percent of the participant's basic contribution. This matching contribution complies with the safe harbor provisions of the Code 401(k)(12).

Participants may change their contribution rate and investment election for future contributions, as well as transfer all or part of their employee account balances among funds daily. All changes, except transfers, are effective as soon as administratively feasible. Transfers are effective on the business day the request is received.

For both 2003 and 2002, the total amount of participant pretax contributions was limited to $8,000. Additionally, the total amount of annual participant and Company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $40,000 in both 2003 and 2002. During 2003 and 2002, the total amount of base pay that can be used in determining contributions under the Plan is $200,000.

Participants are immediately vested in their contributions plus the earnings thereon. Participants immediately become 100 percent vested in the Company's contributions. Vesting in the Company's contributions made prior to January 1, 1999, in the American General Employees' Thrift and Incentive Plan and the earnings thereon become vested at a rate of two percent per month of plan participation after one year of service.

Any non-vested portion of the Companies' contributions made prior to January 1, 1999, in the American General Employees' Thrift and Incentive Plan will become 100 percent vested upon the participant's retirement, attainment of age 65, total disability, or death.

Investment Options
All contributions to the Plan are deposited into one or more of the 15 options managed by Vanguard Fiduciary Trust. The allocation of contributions among the options is determined by each participant.

Distributions
Investments in the Plan are eligible for withdrawal when an employee completes his or her career with the Company, retires, becomes permanently disabled, dies, or is in need of the funds because of a case of hardship, as defined by the Plan. At age 59-1/2 or older, employees may withdraw all or any portion of their vested amounts at any time. Participants who retire, leave the Company or become disabled elect between receiving a lump sum distribution equal to the entire value of their vested account or deferring the funds in the Plan until age 70-1/2 if the account balance is $5,000 or more. Distributions are mandatory for account balances less than $5,000. Participants who retire, become disabled or die, vest immediately in all funds. Beneficiaries receive a lump sum distribution equal to the full value of accounts held by the Plan participants who die. Funds taken out of the Plan, and not reinvested into another qualified plan, subject the employee to income and 20% withholding taxes on such funds.

Participant Loans
Participants may borrow from their fund accounts, in a single loan, a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 12 to 58 months. Loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined from time to time. Loans at December 31, 2003 have been issued at interest rates between 4.00% and 10.5%. Principal and interest are paid to the participant's account through payroll deductions. Early loan payoff is allowed.

Forfeitures
Participants terminating employment forfeit their non-vested interest in the Companies' contributions on the earlier of (1) the distribution of the entire non-forfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce future Company contributions and administrative expenses. Participants who terminate and are re-employed with a participating company before incurring five consecutive one-year breaks in service are entitled to the reinstatement of their non-vested or forfeited amounts, subject to certain provisions as stated in the Plan document. Forfeitures used to reduce contributions as of December 31, 2003 was $0.

Expenses
Professional fees and all administrative expenses in excess of forfeited contributions are paid by the Company and amounted to $3,320 for the year ended December 31, 2003.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These significant estimates include the fair value of investments. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at Year-End. Investments in the Stable Value Fund, which comprises of the AIG Stable Value Fund in 2003, and the American General Stable Value Fund in 2002, are stated at contract value, which approximates fair value. Contract value represents accumulated contributions, net of withdrawals, made under the contract, plus interest at the contract rate. The average crediting rate on the AIG Stable Value Fund and the American General Stable Value Fund, was 4.71% and 5.88%, at December 31, 2003 and 2002 respectively. As at December 31, 2003, the assets in the AIG Stable Value Fund comprised of 58.2% in collective funds, which include the Wells Fargo Stable Return Fund, 32.4% in Security Backed Contracts and 9.4% in Investment Contracts. The Investment Contracts interest rates range from 4.91% to 7.36% with an overall yield of 6.28%. In 2002, the Fund was entirely invested in the Wells Fargo Stable Value Fund. For 2002, investment in mutual funds comprised of the Invesco 500 Index Trust fund and the Invesco Balanced Fund were valued based on then-current market values of the underlying assets. Investments in American International Group Stock Fund is stated at fair value based on its year end unit closing price, comprised of the year end market value of AIG common stock held plus the uninvested cash of the fund. Loans to participants are stated as unpaid principal plus accrued interest for 2003 and 2002, which approximates fair value.

The net appreciation (depreciation) in fair value of investments, including realized gains (losses) and unrealized gains (losses) is reflected in the statements of changes in net assets available for plan benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded as income on the ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Distributions

Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

3. Investments

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the years) appreciated (depreciated) in value as follows:

(in thousands)	2003	2002
Mutual funds	$ 0.7	$ (0.6)
Stable value fund	34.2	48.0
Common stock	37.8	(164.6)
	$ 72.7	$ (117.2)

4. Federal Income Taxes

Although the Plan has not received a determination letter from the Puerto Rico Department of the Treasury, the Plan is intended to meet the requirements of Section 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994 (the "Code"), and is operating in accordance with the Code. Therefore, the Company believes that the Plan is qualified and exempt from taxation.

5. Funding Policy

Employee contributions to the individual participant accounts are made through payroll deductions. The Company's matching contribution is made on the same weekly basis as the employees' payroll deduction, and both funds are transferred to the trustee for investment in the separate investment funds.

The Plan permits the acceptance of lump-sum rollover contributions from a qualified plan of a prior employer. There is no Company match on any of these contributions.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the participants would become 100 percent vested in their Company contributions.

7. Related Party Transactions

Plan investments consist of shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and, therefore, these investments qualify as party in interest transactions.

The Plan offers investment options in certain funds that are affiliated with AIG or one or more of its subsidiaries.

8. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate fluctuation, market volatility and credit quality. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

CommoLoCo Thrift Plan
Schedule of Assets (Held at End of Year)
December 31, 2003

Issuer	Description	Fair Value
American International Group*	108,700 shares of AIG Stable Value Fund	$ 1,126,480
American International Group*	5,611 units of AIG Stock Fund	268,085
Brazos*	0.24 shares of Brazos Small Cap Growth Portfolio	4
Janus*	2 shares of Janus Small Cap Fund	54
SunAmerica*	0.48 share of SunAmerica Value Fund	8
Templeton*	4 shares of Templeton Foreign Fund	45
Vanguard*	20 shares of Vanguard 500 Index	2,068
Vanguard*	14,004 shares of Vanguard Prime Money Market Fund	14,004
Vanguard*	22 shares of Vanguard PRIMECAP Fund	1,189
Vanguard*	816 shares of Vanguard Total Bond Market Index	8,411
Vanguard*	2 shares of Vanguard Wellington Fund	55
Vanguard*	2 shares of Vanguard Windsor Fund	40
Participant loans*	Loans issued at interest rates between 4.00% and 10.50%	111,148
		1,531,591

*Party in interest

Note: Cost is not required for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMOLOCO THRIFT PLAN

June 28, 2004

Richard A. Grosiak,
Director-Employee Benefits

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-68640) of CommoLoCo Thrift Plan of our report dated June 22, 2004, relating to the financial statements and schedule of the CommoLoCo Thrift Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

New York, NY
June 28, 2004